Exemption File no 82-5006

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

09046807

SUPPL

12 August 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SEC
Mail Processing
Section
AUG 14 2009
Washington, DC
122

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("**HKSE**") on 11 August 2009 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

8/21

E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.14

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("**SHPCL**") is a company listed on the Stock Exchange of Thailand ("**SET**") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "**Announcement**") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 11 August 2009

* *For identification purpose only*

Shangri-La Hotel Public Company Limited
and its subsidiaries
Report and consolidated interim financial statements
For the three-month and six-month periods ended
30 June 2009

Review report of Independent Auditor

To the Shareholders of Shangri-La Hotel Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Shangri-La Hotel Public Company Limited and its subsidiaries as at 30 June 2009, the related consolidated statements of income for the three-month and six-month periods ended 30 June 2009, and the related consolidated statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2009, and the separate financial statements of Shangri-La Hotel Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated financial statements of Shangri-La Hotel Public Company Limited and its subsidiaries, and the separate financial statements of Shangri-La Hotel Public Company Limited for the year ended 31 December 2008 were audited in accordance with generally accepted auditing standards by another auditor of our firm who expressed an unqualified opinion on those statements under her report dated 13 February 2009. The consolidated and separate balance sheets as at 31 December 2008, as presented herein for comparative purposes, formed an integral part of the financial statements which that auditor audited and reported on.

The consolidated statements of income for the three-month and six-month periods ended 30 June 2008, the consolidated statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2008 of Shangri-La Hotel Public Company Limited and its subsidiaries and the separate financial statements of Shangri-La Hotel Public Company Limited, as presented herein for comparative purposes, formed an integral part of the interim financial statements which were reviewed by the aforementioned auditor who reported, under her report dated 4 August 2008, that nothing had come to her attention that caused her to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Thipawan Nananuwat
Certified Public Accountant (Thailand) No. 3459

Ernst & Young Office Limited
Bangkok: 11 August 2009

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Assets					
Current assets					
Cash and cash equivalents		378,891	739,359	279,634	649,193
Current investments - deposits at financial institutions		-	413	-	-
Trade accounts receivable		28,933	77,966	28,933	77,966
Less: Allowance for doubtful accounts		(1,188)	(1,226)	(1,188)	(1,226)
Trade accounts receivable - net	4	27,745	76,740	27,745	76,740
Inventories - net		33,862	37,167	33,862	37,167
Other current assets		22,459	14,548	22,436	14,525
Total current assets		462,957	868,227	363,677	777,625
Non-current assets					
Investments in subsidiaries	5	-	-	1,296,600	1,296,600
Investments in associates	6	-	-	-	-
Other long-term investments					
Investments in related parties	7	935,673	837,829	-	-
Other investment in other company	8	110,419	110,419	-	-
Investment in available-for-sale securities	9	44,443	49,453	44,443	49,453
Loans to and accrued interest from related parties	10	486,552	508,207	-	-
Property, plant and equipment - net	11	3,594,864	3,582,272	3,593,010	3,580,418
Intangible assets - net		9,610	12,432	9,610	12,432
Deferred income tax		37,024	37,220	37,024	37,220
Deposits		14,246	20,439	14,246	20,439
Total non-current assets		5,232,831	5,158,271	4,994,933	4,996,562
Total assets		5,695,788	6,026,498	5,358,610	5,774,187

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets (continued)

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts	12	3,656	14,888	3,656	14,888
Trade accounts payable		44,724	71,704	44,724	71,704
Construction payable		62,888	150,312	62,888	150,312
Amounts due to related parties	10	7,948	8,478	7,948	8,478
Other current liabilities					
Royalty, marketing and other fees payable	10	5,528	16,567	5,528	16,567
Value added tax payable		-	950	-	950
Retention payable		57,019	61,851	57,019	61,851
Accrued expenses		42,091	53,099	41,370	52,485
Others		70,814	97,097	62,208	88,118
		175,452	229,564	166,125	219,971
Total current liabilities		294,668	474,946	285,341	465,353
Non-current liabilities					
Interest payable to minority shareholders of subsidiaries		66,274	66,274	-	-
Rental deposits		12,755	14,947	12,755	14,947
Total non-current liabilities		79,029	81,221	12,755	14,947
Total liabilities		373,697	556,167	298,096	480,300

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets (continued)

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Shareholders' equity					
Share capital					
Registered					
130,000,000 ordinary shares of Baht 10 each		1,300,000	1,300,000	1,300,000	1,300,000
Issued and fully paid up					
130,000,000 ordinary shares of Baht 10 each		1,300,000	1,300,000	1,300,000	1,300,000
Share premium		1,590,400	1,590,400	1,590,400	1,590,400
Unrealised gain (loss) on changes in value of investments in available-for-sale securities					
Other company	13	(5,664)	(457)	(5,664)	(457)
Related company	7	166,510	46,075	-	-
Translation adjustments		755,865	795,239	-	-
Retained earnings					
Appropriated - statutory reserve		130,000	130,000	130,000	130,000
Unappropriated		1,384,980	1,609,074	2,045,778	2,273,944
Total shareholders' equity		5,322,091	5,470,331	5,060,514	5,293,887
Total liabilities and shareholders' equity		5,695,788	6,026,498	5,358,610	5,774,187
		-	-	-	-

The accompanying notes are an integral part of the financial statements.

....

Directors

....

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Income statements

For the three-month periods ended 30 June 2009 and 2008

(Unit: Thousand Baht except basic earnings per share expressed in Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Revenues from hotel operations:				
Room	95,441	293,474	95,441	293,474
Food and beverage	64,855	198,972	64,855	198,972
Others	20,004	40,469	20,004	40,469
Total revenues from hotel operations	180,300	532,915	180,300	532,915
Cost of sales and services	(92,907)	(167,776)	(92,907)	(167,776)
Gross profit	87,393	365,139	87,393	365,139
Other incomes				
Gain on sales of equipment	1,723	2,629	1,723	2,629
Interest income	2,516	7,705	1,121	5,687
Other incomes	6,143	7,277	1,233	1,864
Income before expenses	97,775	382,750	91,470	375,319
Selling expenses	(18,198)	(35,813)	(18,198)	(35,813)
Administrative expenses	(78,275)	(107,401)	(77,887)	(107,039)
Depreciation and amortisation	(97,401)	(112,980)	(97,401)	(112,980)
Loss on loans to related company	(1,689)	(2,575)	-	-
Other expenses	-	(2,000)	-	(2,000)
Total expenses	(195,563)	(260,769)	(193,486)	(257,832)
Income (loss) before finance cost and corporate income tax	(97,788)	121,981	(102,016)	117,487
Finance cost	(190)	-	(190)	-
Income (loss) before corporate income tax	(97,978)	121,981	(102,206)	117,487
Corporate income tax	699	(35,355)	792	(35,317)
Net income (loss) for the period	(97,279)	86,626	(101,414)	82,170
Basic earnings per share (Baht)				
Net income (loss)	(0.75)	0.67	(0.78)	0.63

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Income statements (continued)

For the six-month periods ended 30 June 2009 and 2008

(Unit: Thousand Baht except basic earnings per share expressed in Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Revenues from hotel operations:				
Room	269,198	656,551	269,198	656,551
Food and beverage	175,313	429,766	175,313	429,766
Others	46,952	89,149	46,952	89,149
Total revenues from hotel operations	491,463	1,175,466	491,463	1,175,466
Cost of sales and services	(208,981)	(357,527)	(208,981)	(357,527)
Gross profit	282,482	817,939	282,482	817,939
Other incomes				
Gain on sales of equipment	11,782	2,729	11,782	2,729
Interest income	6,785	14,710	3,974	10,705
Reversal of allowance for diminution in value of investment	-	15,764	-	-
Other incomes	6,694	9,359	1,784	3,535
Income before expenses	307,743	860,501	300,022	834,908
Selling expenses	(39,178)	(69,677)	(39,178)	(69,677)
Administrative expenses	(164,627)	(225,780)	(163,912)	(225,112)
Depreciation and amortisation	(194,607)	(219,846)	(194,607)	(219,846)
Loss on loans to related company	(2,718)	(7,067)	-	-
Other expenses	-	(2,000)	-	(2,000)
Total expenses	(401,130)	(524,370)	(397,697)	(516,635)
Income (loss) before finance cost and corporate income tax	(93,387)	336,131	(97,675)	318,273
Finance cost	(491)	-	(491)	-
Income (loss) before corporate income tax	(93,878)	336,131	(98,166)	318,273
Corporate income tax	(216)	(95,041)	-	(95,003)
Net income (loss) for the period	(94,094)	241,090	(98,166)	223,270
Basic earnings per share (Baht)				
Net income (loss)	(0.72)	1.85	(0.76)	1.72

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Cash flow statements

For the six-month periods ended 30 June 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from operating activities:				
Net income (loss) before tax	(93,878)	336,131	(98,166)	318,273
Adjustments to reconcile net income (loss) before tax to net cash provided by (paid from) operating activities:				
Depreciation and amortisation	194,607	219,846	194,607	219,846
Doubtful accounts	(38)	1,187	(38)	1,187
Loss from stock obsolescenses	(230)	-	(230)	-
Gain on sales of equipment	(11,782)	(2,729)	(11,782)	(2,729)
Reversal of allowance for diminution in value of investment	-	(15,764)	-	-
Loss on loans to related company	2,718	7,067	-	-
Interest income	(6,785)	(14,710)	(3,974)	(10,705)
Dividend income	(5,564)	(6,066)	(654)	(654)
Interest expenses	491	-	491	-
Income from operating activities before changes in operating assets and liabilities	79,539	524,962	80,254	525,218
Decrease (increase) in operating assets:				
Trade accounts receivable	49,033	33,308	49,033	33,308
Inventories	3,535	(689)	3,535	(689)
Other current assets	(7,604)	(5,728)	(7,604)	(5,337)
Deposits	6,192	20,591	6,192	20,591
Increase (decrease) in operating liabilities:				
Trade accounts payable	(26,980)	(18,727)	(26,980)	(18,727)
Amount due to related parties	(530)	(3,944)	(530)	(3,944)
Royalty, marketing and other fees payable	(11,039)	7,034	(11,039)	7,034
Value added tax payable	(950)	10,624	(950)	10,624
Retention payable	(4,832)	(16,348)	(4,832)	(16,348)
Accrued expenses and other current liabilities	(36,917)	(4,339)	(37,025)	(4,402)
Rental deposit	(2,192)	1,472	(2,192)	1,472
Cash flows from operating activities	47,255	548,216	47,862	548,800
Cash paid for interest	(491)	-	(491)	-
Cash paid for corporate income tax	(1,511)	(83,936)	(916)	(83,516)
Net cash flows from operating activities	45,253	464,280	46,455	465,284

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Cash flow statements (continued)

For the six-month periods ended 30 June 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from investing activities:				
Decrease in current investments - deposits at financial institutions	413	170,044	-	170,000
Decrease in loans to related parties	6,405	7,605	-	-
Cash received from interest	4,887	20,487	4,583	11,974
Cash received from dividend	5,564	6,066	654	654
Proceeds from sales of equipment	11,874	2,736	11,874	2,736
Acquisition of plant and equipment and payment of construction payable	(291,893)	(341,163)	(291,893)	(341,163)
Net cash flows used in investing activities	(262,750)	(134,225)	(274,782)	(155,799)
Cash flows from financing activities:				
Decrease in bank overdrafts	(11,232)	-	(11,232)	-
Dividend paid	(130,000)	(260,000)	(130,000)	(260,000)
Net cash flows used in financing activities	(141,232)	(260,000)	(141,232)	(260,000)
Translation adjustments	(1,739)	2,972	-	-
Net increase (decrease) in cash and cash equivalents	(360,468)	73,027	(369,559)	49,485
Cash and cash equivalents at beginning of period	739,359	717,518	649,193	673,466
Cash and cash equivalents at end of period	378,891	790,545	279,634	722,951

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity

For the six-month periods ended 30 June 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements							
			Unrealised gain (loss) on changes in value of investments in available-for-sale securities			Retained earnings		
	Issued and fully paid-up share capital	Share premium	Other company	Related company	Translation adjustments	Appropriated	Unappropriated	Total
Balance as at 31 December 2007	1,300,000	1,590,400	2,287	787,183	741,685	130,000	1,562,852	6,114,407
Income and expenses recognised directly in equity:								
Unrealised loss from change in value of investments	-	-	(2,940)	(309,352)	-	-	-	(312,292)
Translation adjustments	-	-	-	-	44,082	-	-	44,082
Deferred tax recognised/transferred out from shareholders' equity	-	-	196	-	-	-	-	196
Net income and expenses recognised directly in equity	-	-	(2,744)	(309,352)	44,082	-	-	(268,014)
Net income for the period	-	-	-	-	-	-	241,090	241,090
Total income and expenses for the period	-	-	(2,744)	(309,352)	44,082	-	241,090	(26,924)
Dividend paid (Note 14)	-	-	-	-	-	-	(260,000)	(260,000)
Balance as at 30 June 2008	1,300,000	1,590,400	(457)	477,831	785,767	130,000	1,543,942	5,827,483
Balance as at 31 December 2008	1,300,000	1,590,400	(457)	46,075	795,239	130,000	1,609,074	5,470,331
Income and expenses recognised directly in equity:								
Unrealised gain (loss) from change in value of investments	-	-	(5,207)	120,435	-	-	-	115,228
Translation adjustments	-	-	-	-	(39,374)	-	-	(39,374)
Net income and expenses recognised directly in equity	-	-	(5,207)	120,435	(39,374)	-	-	75,854
Net loss for the period	-	-	-	-	-	-	(94,094)	(94,094)
Total income and expenses for the period	-	-	(5,207)	120,435	(39,374)	-	(94,094)	(18,240)
Dividend paid (Note 14)	-	-	-	-	-	-	(130,000)	(130,000)
Balance as at 30 June 2009	1,300,000	1,590,400	(5,664)	166,510	755,865	130,000	1,384,980	5,322,091

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity (continued)

For the six-month periods ended 30 June 2009 and 2008

(Unit: Thousand Baht)

	Separate financial statements						
			Unrealised gain (loss) on changes in value of investments in available-for-sale securities		Retained earnings		
	Issued and fully paid-up share capital	Share premium	Other company	Related company	Appropriated	Unappropriated	Total
Balance as at 31 December 2007	1,300,000	1,590,400	2,287	-	130,000	2,273,070	5,295,757
Income and expenses recognised directly in equity:							
Unrealised loss from change in value of investments	-	-	(2,940)	-	-	-	(2,940)
Deferred tax recognised/transferred out from shareholders' equity	-	-	196	-	-	-	196
Net income and expenses recognised directly in equity	-	-	(2,744)	-	-	-	(2,744)
Net income for the period	-	-	-	-	-	223,270	223,270
Total income and expenses for the period	-	-	(2,744)	-	-	223,270	220,526
Dividend paid (Note 14)	-	-	-	-	-	(260,000)	(260,000)
Balance as at 30 June 2008	1,300,000	1,590,400	(457)	-	130,000	2,236,340	5,256,283
Balance as at 31 December 2008	1,300,000	1,590,400	(457)	-	130,000	2,273,944	5,293,887
Income and expenses recognised directly in equity:							
Unrealised loss from change in value of investments	-	-	(5,207)	-	-	-	(5,207)
Net income and expenses recognised directly in equity	-	-	(5,207)	-	-	-	(5,207)
Net loss for the period	-	-	-	-	-	(98,166)	(98,166)
Total income and expenses for the period	-	-	(5,207)	-	-	(98,166)	(103,373)
Dividend paid (Note 14)	-	-	-	-	-	(130,000)	(130,000)
Balance as at 30 June 2009	1,300,000	1,590,400	(5,664)	-	130,000	2,045,778	5,060,514

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries
Notes to interim financial statements
For the three-month and six-month periods ended 30 June 2009

1. General information

1. 1 Corporate information

Shangri-La Hotel Public Company Limited ("the Company") is a public company incorporated and domiciled in Thailand. Its parent company is Shangri-La Asia Limited, which was incorporated in Bermuda. The Company operates its business in Thailand, and its principal activity is hotel operations in Bangkok and Chiang Mai provinces. The Company's registered address is 89 Soi Wat Suan Plu, Charoenkrung Road, Bangrak, Bangkok.

1.2 Economic crisis

The financial crisis experienced by the United States of America over the past two years has had a far reaching adverse effect on the global economy. At present, the economic crisis has eased. However, it continues to substantially affect the business and financial plans of Thailand enterprises and asset values, and there remains uncertainty as to when the global economy will return to normalcy. These financial statements have been prepared on the basis of facts currently known to the Company. However, they could be adversely affected by an array of future events.

2. Fundamental accounting assumption

2.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standard No. 34 (revised 2007) "Interim Financial Reporting", with the Company choosing to present condensed interim financial statements. However, the Company has presented the balance sheets and the statements of income, changes in shareholders' equity, and cash flows in the same format as that used for the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events, and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

The financial statements in Thai language are the official statutory financial statements of the Company. The financial statements in English language have been translated from the Thai language financial statements.

2.2 Basis of consolidation

These interim consolidated financial statements have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2008. There were no changes in the composition of subsidiaries during the current period.

The separate financial statements, which present investments in subsidiaries and associates presented under the cost method, have been prepared solely for the benefit of the public.

2.3 Adoption of new accounting standards

In June 2009, the Federation of Accounting Professions has issued Notification No. 12/2552, regarding the renumbering of Thai Accounting Standards to match the corresponding International Accounting Standards. Therefore the numbers of Thai Accounting Standards as used in these financial statements are corresponded to those per this notification.

The Federation of Accounting Professions has issued Notification No. 86/2551 and 16/2552, mandating the use of new accounting standards, financial reporting standard and accounting treatment guidance as follows.

a) Accounting standards, financial reporting standard and accounting treatment guidance which are effective for the current year

Framework for Preparation and Presentation of Financial Statements (revised 2007)

TAS 36 (revised 2007)	Impairment of Assets
TFRS 5 (revised 2007)	Non-current Assets Held for Sale and Discontinued Operations

Accounting Treatment Guidance for Leasehold Right

Accounting Treatment Guidance for Business Combination under Common Control

These accounting standards, financial reporting standard and accounting treatment guidance became effective for the financial statements for fiscal years beginning on or after 1 January 2009. The management has assessed the effect of these standards and believes that TFRS 5 (revised 2007), Accounting Treatment Guidance for Leasehold Right and Accounting Treatment Guidance for Business Combination under Common Control are not relevant to the business of the Company, while Framework for Preparation and Presentation of Financial Statements (revised 2007) and TAS 36 (revised 2007) will not have any significant impact on the financial statements for the current period.

b) Accounting standards which are not effective for the current year

		Effective date
TAS 20	Accounting for Government Grants and Disclosure of Government Assistance	1 January 2012
TAS 24 (revised 2007)	Related Party Disclosures	1 January 2011
TAS 40	Investment Property	1 January 2011

However, TAS 24 (revised 2007) and TAS 40 allows early adoption by the entity before the effective date.

The management of the Company is still evaluating the effect of these three accounting standards to the financial statements for the year in which they are initially applied.

2.4 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2008.

3. Seasonality of operations

The Company's operations are affected by the seasonality of the travel industry, with a high season running from September to March and a low season from April to August.

4. Trade accounts receivable

The balances of trade accounts receivable as at 30 June 2009 and 31 December 2008 are classified by aging as follows:

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	30 June 2009	31 December 2008
Less than 120 days	27,745	76,740
120 - 180 days	271	63
Over 180 days	917	1,163
Total	28,933	77,966
Less: Allowance for doubtful accounts	(1,188)	(1,226)
Trade accounts receivable - net	27,745	76,740

5. Investments in subsidiaries

(Unit: Thousand Baht)

Company's name	Paid-up capital	Shareholding percentage		Cost		Dividend received during the six-month periods ended 30 June	
		Separate financial statements					
		30 June 2009	31 December 2008	30 June 2009	31 December 2008	2009	2008
		Percent	Percent				
Town Development Co., Ltd.	Baht 1,303 million	100	100	1,303,000	1,303,000	-	-
Apizaco Limited (Held by Town Development Co., Ltd.)	HK$ 206 million	100	100	-	-	-	-
Hasfield Holdings Pte., Ltd. (Held by Town Development Co., Ltd.)	S$ 34 million	100	100	-	-	12,121	-
Zukerman Limited (Held by Apizaco Limited)	US$ 1	100	100	-	-	-	-
TRR - Kerry Development Co., Ltd. (Held by Town Development Co., Ltd.)	Baht 231 million	57.33	57.33	-	-	-	-
				1,303,000	1,303,000		
Less: Impairment on investment				(6,400)	(6,400)		
				1,296,600	1,296,600		

6. Investments in associates

Details of associates:

(Unit: Thousand Baht)

Associated companies (Held by Zukerman Limited)	Country of incorporation	Nature of business	Paid-up capital	Consolidated financial statements: Shareholding percentage 30 June 2009	Shareholding percentage 31 December 2008	Cost 30 June 2009	Cost 31 December 2008	Carrying amount based on equity method 30 June 2009	Carrying amount based on equity method 31 December 2008
				Percent	Percent				
Traders Yangon Co., Ltd.	Myanmar	Hotel	Kyat 21.60 million	23.53	23.53	30,389	31,220	-	-
Shangri-La Yangon Co., Ltd.	Myanmar	Not yet operational	Kyat 11.88 million	22.22	22.22	17,963	18,454	-	-
Traders Square Co., Ltd.	Myanmar	Not yet operational	Kyat 0.52 million	23.56	23.56	717	736	-	-
						49,069	50,410	-	-
Less: Allowance for diminution in value of investments						(49,069)	(50,410)		
						-	-		

7. Investments in related parties

(Unit: Thousand Baht)

	Country of incorporation	Nature of business	Type of relationship	Consolidated financial statements: Shareholding percentage 30 June 2009	Shareholding percentage 31 December 2008	Investment value 30 June 2009	Investment value 31 December 2008	Dividend received for the six-month periods ended 30 June 2009	Dividend received for the six-month periods ended 30 June 2008
				Percent	Percent				
Other investment - at cost									
(Held by Hasfield Holdings Pte., Ltd.)									
Cuscaden Properties Pte., Ltd.	Singapore	Hotel and commercial complex	Shareholding and common directors	14.60	14.60	388,908	401,098	-	-
						388,908	401,098		
Securities for sale - at fair value									
(Held by Apizaco Limited)									
Shangri-La Asia Ltd.	Bermuda	Holding company	Shareholding and common directors	0.38	0.38	380,255	390,656	4,911	5,412
Add: Unrealised gain on changes in the value of investments						166,510	46,075		
						546,765	436,731		
Total						935,673	837,829		

8. Other investment in other company

(Unit: Thousand Baht)

	Consolidated financial statements	
	30 June 2009	31 December 2008
Don Muang Tollway Public Co., Ltd.	213,164	213,164
Less: Allowance for diminution in value of investment	(102,745)	(102,745)
	110,419	110,419

9. Investment in available-for-sale securities

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	30 June 2009	31 December 2008
Ordinary shares for Post Publishing Public Co., Ltd.	50,107	50,107
Less: Unrealised loss on change in the value of investment	(5,664)	(654)
	44,443	49,453

10. Related party transactions

Related parties comprise enterprises and individuals that control, or are controlled by, the Company, whether directly or indirectly, or which are under common control with the Company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors and officers with authority in the planning and direction of the Company's operations.

The Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those related parties. Below is a summary of those transactions for the three-month and six-month periods ended 30 June 2009 and 2008.

(Unit: Thousand Baht)

	Consolidated financial statements				Separate financial statements				
	For the three-month periods ended 30 June		For the six-month periods ended 30 June		For the three-month periods ended 30 June		For the six-month periods ended 30 June		Transfer pricing policy
	2009	2008	2009	2008	2009	2008	2009	2008	
Transactions with related companies									
Interest income	1,268	1,871	2,510	3,700	-	-	-	-	3.15 percent per annum and market rate
Dividend income	4,911	5,412	4,911	5,412	-	-	-	-	
Revenue from hotel operations	3,350	2,046	9,399	6,903	3,350	2,046	9,399	6,903	Normal business price closed as charged to other customers
Royalty fee expenses	7,375	17,106	18,526	37,148	7,375	17,106	18,526	37,148	Per contract
Marketing and promotion fees expenses	1,574	5,365	4,706	11,829	1,574	5,365	4,706	11,829	Per contract
Advertising and reservation fees expenses	953	3,136	4,306	5,881	953	3,136	4,306	5,881	Per contract

The balances of the accounts as at 30 June 2009 and 31 December 2008 between the Company and those related parties are as follows:

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Loans to and accrued interest from related parties				
Subsidiaries				
TRR-Kerry Development Co., Ltd.	-	-	88,415	88,415
Total	-	-	88,415	88,415
Less: Allowance for loss on accrued interest	-	-	(88,415)	(88,415)
	-	-	-	-
Associated companies				
Non-interest bearing				
Traders Yangon Co., Ltd.	356,173	365,916	-	-
Shangri-La Yangon Co., Ltd.	248,455	255,251	-	-
Traders Square Co., Ltd.	46,122	47,384	-	-
	650,750	668,551	-	-
Interest bearing				
Traders Yangon Co., Ltd.	334,945	350,687	-	-
Shangri-La Yangon Co., Ltd.	20,858	21,428	-	-
	355,803	372,115	-	-

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Total	1,006,553	1,040,666	-	-
Less: Allowance for losses on loans	(931,786)	(954,560)	-	-
	74,767	86,106	-	-
Related company				
Cuscaden Properties Pte., Ltd.	411,785	422,101	-	-
	486,552	508,207	-	-
Amounts due to related parties				
Associated company				
Traders Yangon Co., Ltd.	7,948	8,478	7,948	8,478
	7,948	8,478	7,948	8,478
Royalty, marketing and other fees payable				
Related companies				
Shangri-La International Hotel Management BV	5,078	8,303	5,078	8,303
Shangri-La International Hotel Management Limited (Hong Kong)	450	8,264	450	8,264
	5,528	16,567	5,528	16,567

Zukerman Limited, a subsidiary of Apizaco Limited, has investment in three associated companies in Myanmar, which are engaged in hotel business and the development of hotel and commercial complex. As at 30 June 2009, Zukerman Limited recorded total net investments in and loans to its associated companies of approximately Baht 74.8 million (31 December 2008: Baht 86.1 million). The hotel of one associate is currently operating and generates cash inflows, but two development projects have been suspended. Due to the situation in Myanmar, it is not possible to estimate when the two projects will resume. However, appropriate provisions have been made for these investments and loans.

During the current period, movements of loans to and accrued interest from related parties were as follows:

(Unit: Thousand Baht)

	Consolidated/Separate financial statements				
		For the six-month period ended 30 June 2009			
	Balance as at 1 January 2009	Increase	Decrease	Translation adjustments	Balance as at 30 June 2009
Subsidiaries					
TRR-Kerry Development Co., Ltd.	88,415	-	-	-	88,415
Associated companies					
Non-interest bearing					
Traders Yangon Co., Ltd.	365,916	-	-	(9,743)	356,173
Shangri-La Yangon Co., Ltd.	255,251	-	-	(6,796)	248,455
Traders Square Co., Ltd.	47,384	-	-	(1,262)	46,122
Interest bearing					
Traders Yangon Co., Ltd.	350,687	-	(6,405)	(9,337)	334,945
Shangri-La Yangon Co., Ltd.	21,428	-	-	(570)	20,858
Related company					
Cuscaden Properties Pte., Ltd.	422,101	2,510	-	(12,826)	411,785

Directors and management's remuneration

For the six-month period ended 30 June 2009, the Company had expenses related to the salaries, bonuses and meeting allowances to their directors and management totaling approximately of Baht 24.5 million (30 June 2008: approximately of Baht 27.3 million).

11. Property, plant and equipment

Movements of the property, plant and equipment account during the six-month periods ended 30 June 2009 are summarised below.

(Unit: Thousand Baht)

	Consolidated financial statements	Separate financial statements
Net book value as at 1 January 2009	3,582,272	3,580,418
Acquisitions during period - at cost	204,468	204,468
Disposal during period - net book value at disposal date	(92)	(92)
Depreciation for period	(191,784)	(191,784)
Net book value as at 30 June 2009	3,594,864	3,593,010

The Company has mortgaged land and construction located at Chiang Mai with a total net book value as at 30 June 2009 of Baht 1,228.81 million (31 December 2008: Baht 1,258.25 million) as collateral against credit facilities received from a domestic bank. During the current period, the Company has not yet drawn such facilities.

The balance as of 30 June 2009 includes property, plant and equipment of a new hotel in Chiang Mai amounting to Baht 1,935.4 million (31 December 2008: Baht 2,036.2 million).

12. Bank overdrafts

Bank overdrafts carry interest at MOR per annum and are unsecured.

13. Unrealised loss on changes in value of investment in available for sales securities - other company

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	30 June 2009	31 December 2008
Unrealised loss on changes in value of investment (Note 9)	(5,664)	(654)
Less: Effect of deferred income tax	-	197
	(5,664)	(457)

14. Dividend

On 28 April 2009, the Annual General Meeting of the Company's shareholders has approved the payment of annual dividend in respect of the 2008 income of Baht 1 per share or a total of Baht 130 million.

On 28 April 2008, the Annual General Meeting of the Company's shareholders has approved the payment of annual dividend in respect of the 2007 income of Baht 2 per share or a total of Baht 260 million.

15. Financial information by segment

The operations of the Company and its subsidiary companies involve two main industry segments, the hotel business and investment holdings, and business is carried on both in Thailand and overseas. The overseas business comprises only investment holding activities and, during the six-month periods ended 30 June 2009 and 2008, there were no material activities pertaining to this investment holding segment. For this reason financial information by either industry segment or geographic area has not been presented.

16. Commitments and contingent liabilities

16.1 Capital commitments

As at 30 June 2009, the Company had capital commitments in respect of construction and renovation of the building of hotel in Bangkok amounting to approximately Baht 624.12 million and construction of the building of hotel in Chiang Mai amounting to approximately Baht 25.41 million.

16.2 Guarantees

As at 30 June 2009, there were outstanding bank guarantees of approximately Baht 14.66 million issued by banks on behalf of the Company in respect of letters of guarantee for electricity usage.

17. Royalty agreement

On 1 January 1990, the Company entered into a royalty agreement with Shangri-La International Hotel Management BV whereby the latter grants to the Shangri-La Hotel, Bangkok a license to use the copyright, trade marks, know-how and other rights subsisting in the Shangri-La system. The hotel is committed to pay agreed fees as specified in the agreement, which has a term of 20 years commencing from January 1990 and is renewable for another term of 10 years. Royalty fees for the three-month periods ended 30 June 2009 and 2008 amounted to approximately Baht 6.8 million and Baht 16.1 million, respectively, and for the six-month periods then ended amounted to approximately Baht 17.1 million and Baht 34.9 million, respectively.

On 1 June 2007, the Company and Shangri-La International Hotel Management BV agreed to amend the royalty agreement in order to grant an additional license to the Shangri-La Hotel, Chiang Mai, with agreed fees as specified in the amendment to the agreement. The term of the amendment to the agreement is effective from the opening date of the Shangri-La Hotel, Chiang Mai and terminates on the same date as the original agreement. Other terms and conditions of the original agreement remain the same. Royalty fee for the three-month periods ended 30 June 2009 and 2008 amounted to approximately Baht 0.6 million and Baht 1.0 million, respectively, and for the six-month periods then ended amounted to approximately Baht 1.4 million and Baht 2.3 million, respectively.

18. Marketing and promotion agreement

On 1 January 1986, the Company entered into a marketing and promotion agreement with Shangri-La International Hotel Management Limited (Hong Kong) whereby the latter will provide the Shangri-La Hotel, Bangkok with marketing and promotion services through the Shangri-La Group of Hotels. The hotel agrees to share part of the Group's marketing and promotion expenses on the basis specified in the agreement. The agreement was effective from 1 March 1986, and can be terminated by mutual agreement. Marketing and promotion expenses shared to the Company for the three-month periods ended 30 June 2009 and 2008 amounted to approximately Baht 1.6 million and Baht 5.1 million, respectively, and for the six-month periods then ended amounted to approximately Baht 4.5 million and Baht 11.1 million, respectively.

On 1 June 2007, the Company and Shangri-La International Hotel Management Limited (Hong Kong) agreed to amend the marketing and promotion agreement to additionally include the provision of marketing and promotion services through the Shangri-La Group of Hotels to the Shangri-La Hotel, Chiang Mai with agreement to share part of the Group's marketing and promotion expenses on the basis specified in the amendment to the agreement. The term of the amendment to the agreement is effective from the opening date of the Shangri-La Hotel, Chiang Mai. Other terms and conditions of the original agreement remain the same. Marketing and promotion expenses shared to the Company for the three-month periods ended 30 June 2008 amounted to approximately Baht 0.4 million, and for the six-month periods ended 30 June 2009 and 2008 amounted to approximately Baht 0.2 million and Baht 0.8 million, respectively.

19. Approval of interim financial statements

These interim financial statements were authorised for issue by the Company's Board of Directors on 11 August 2009.

(Reviewed Quarter-2 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED

Reviewed

(In thousands)

Ending 30 June

The Consolidated Financial Statement

	Quarter 2		For 6 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(97,279)	86,626	(94,094)	241,090
EPS (baht)	(0.75)	0.67	(0.72)	1.85

The Company Financial Statement

	Quarter 2		For 6 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(101,414)	82,170	(98,166)	223,270
EPS (baht)	(0.78)	0.63	(0.76)	1.72

Type of report:

Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________

(Mrs. Pavinee Meensuk)

Position Director and Company Secretary

Authorized to sign on behalf of the company

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	SHANG
Source	SHANG
Headline	Renewal of Management Agreement
Date/Time	11 Aug 2009 17:34:40

To : Managing Director
The Stock Exchange of Thailand

Date : August 11, 2009

Re : Information Memorandum regarding renewal of Management Agreement

Dear Sirs,

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") would like to inform you that during its Board Meeting No. 3/2009 held on August 11, 2009, the Board approved for the Company to renew the Management Agreement including its Addendum with Shangri-La International Hotel Management B.V. ("SLIM BV") on substantially the same terms and conditions for a period of 20 years commencing from January 1, 2010. The entering into of the renewal agreement is a supporting normal business transaction with general trading conditions.

Pursuant to "Notification of the Board of Governors of the Stock Exchange of Thailand" regarding "Disclosure of Information and Acts of Listed Companies Concerning the Connected Transactions, 2003 (Complete version) and (No. 2), 2004", the Board of Directors of the Company hereby forward the Information Memorandum in respect of this connected transaction for your information.

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary

.../2

Shangri-La Hotel Public Company Limited
Register No. 0107537001773
Information Memorandum Regarding the Connected Party Transaction

1. Date of the transaction and parties involved:

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") resolved at its meeting No. 3/2009 held on August 11, 2009 approving for the Company to renew the existing Management Agreement entered into by the Company with Shangri-La International Hotel Management B.V. ("SLIM BV") on January 1, 1990 and the amendment to the Management Agreement on June 1, 2007 on substantially the same terms and conditions for a period of 20 years commencing from January 1, 2010.

2. Nature of Services:

SLIM BV will grant to the Company a non-exclusive licence to use the copyrights, trade marks, know-how and other rights subsisting in the Shangri-La's System and to develop and operate both of Shangri-La Hotel, Bangkok and Shangri-La Hotel, Chiang Mai within the expected standards

of the Shangri-La International Group of Hotels. The details of the existing Management Agreement had already been disclosed in the Company's prospectus for purpose of offering its shares to the public on 25 May, 1990 and registered with The Stock Exchange of Thailand on 30 May, 1990.

3. Total value of transaction:

The management fee of the renewal agreement remains the same as the initial agreement as follows:

A. For Shangri-La Hotel, Bangkok
(a) Basic Fee of US$275,000 per annum;
(b) Supplementary fee being the greater of either
(i) US$ 400,000 per annum or
(ii) 2.75% of Gross Operating Revenue per annum.

B. For Shangri-La Hotel, Chiang Mai
(a) Basic Fee of 3% of Gross Operating Revenue per annum.

4. Relationship of related parties with the Company:

The Company is owned as to 73.61% by Shangri-La Asia Limited ("SA") through its subsidiaries. SLIM BV is a wholly-owned subsidiary of SA and is therefore a connected person of the Company. Furthermore, Mr. Kuok Khoon Ean, Mr. Maris Pakdeetaveevivat, Mr. Ho Kian Guan and Mr. Madhu Rama Chandra Rao who are members of SA's Board of Directors are also directors of the Company. In addition, Mr. Madhu Rama Chandra Rao is also a member of SLIM BV's Board of Directors.

5. Opinion of the Board of Directors of the Company:

The following directors of the Company have not participated in discussion for the approval of the said transaction:-

1. Mr. Kuok Khoon Ean (a common director of the Company and SA);
2. Mr. Maris Pakdeetaveevivat (a common director of the Company and SA);
3. Mr. Ho Kian Guan (a common director of the Company and SA); and
4. Mr. Madhu Rama Chandra Rao (a common director of the Company, SA and SLIM BV).

.../3

The Board of Directors realizes that in the running of any hotel, it is a common practice and acceptable business condition to have a reputable hotel operator to manage the hotel. Different hotel operators have different requirements and standards for hotels under their management and hotel owners are normally required to decorate and fit out the hotels to comply with the brand standards of the hotel operators. Frequent changes of the hotel operator can lead to expensive redecorations and temporary closure of the hotel and may also result in confusion of the hotel's identity with adverse effect on its business. As confirmed by SLIM BV and as accepted and agreed by the Company, the fees, the terms and general conditions of the agreement is consistent with terms offered by international hotel operators in Thailand and elsewhere and is also consistent with terms offered by Shangri-La to other independent hotel owners. Moreover, the hotel is undergoing extensive renovations based on design standards of Shangri-La and it would be in the Company's interest to secure the long term commitment of Shangri-La to the hotel.

The Board of Directors including the Audit Committee and the independent directors are of the view that the terms and conditions including fee of the said renewal agreement which remains the same as the initial agreement are on normal commercial terms, are fair and reasonable, and the renewal of the said agreement is in the interest of the Company and its shareholders as a whole. The entering into of the renewal agreement with SLIM BV is considered a supporting normal business transaction with general trading conditions.
The agreement specifies the rights, obligations, terms of payment and procedures of termination, which are clear, fair and on the same basis as offered by independent third parties.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	SHANG
Source	SHANG
Headline	Net profit for three-month period decreased more than 20%
Date/Time	11 Aug 2009 17:38:35

To : Managing Director
The Stock Exchange of Thailand

Date : August 11, 2009

Re : Clarification for decrease for more than 20% in the net income of Shangri-La Hotel Public Company Limited ("the Company") for the three-month period ended June 30, 2009 when compared to the corresponding period of 2008

The Board of Directors is pleased to announce the Company's results for the three-month period ended June 30, 2009 as follows:-

Net income / (loss) after corporate income tax for the three-month period ended June 30, 2009 and 2008:

(Baht in million)	2009	2008	Change (%)
The Company	(101.41)	82.17	(223.41)
Consolidated	(97.28)	86.63	(212.29)

The Company:

The Company's net income before corporate income tax for the three-month period ended June 30, 2009 dropped to a loss of Baht 102.21 million from a profit of Baht 117.49 million against the corresponding period last year. The decrease in the Company's income of Baht 219.69 million was attributed to a decrease in profit of Shangri-La Hotel, Bangkok by Baht 221.58 million plus a decrease in loss of Shangri-La Hotel, Chiang Mai by Baht 1.89 million. The decrease in Shangri-La Hotel, Bangkok's profit came from the decline in room revenues, food and beverage revenues and other revenues which was mainly affected by hotel renovation on its restaurants, guest rooms and function rooms, the political instability in Thailand and the global financial crisis. Revenues from hotel operation of Shangri-La Hotel, Bangkok decreased by Baht 340.80 million to Baht 160.03 million from Baht 500.83 million during the same period last year. Income before expenses decreased by Baht 279.90 million, selling and administrative expenses and depreciation reduced by Baht 58.32 million. As a result, the net income before finance cost and corporate income tax decreased by Baht 221.58 million. Revenues from hotel operation of Shangri-La Hotel, Chiang Mai decreased by Baht 11.82 million to Baht 20.27 million from Baht 32.09 million during the same period last year. Income before expenses decreased by Baht 3.96 million, selling and administrative expenses decreased by Baht 8.86 million whereas depreciation and interest increased by Baht 2.83 million and Baht 0.19 million, respectively. As a result, the loss before corporate income tax decreased by Baht 1.89 million. Corporate income tax of Baht 0.79 million which was provided in the first quarter was reverted due to no corporate income tax payable for this period since it suffered a loss while there was corporate income tax of Baht 35.32 million payable during the same period last year, therefore the Company recorded a loss of Baht 101.41 million for the three-month period ended June 30, 2009 against a profit of Baht 82.17 million for the corresponding period last year (decreased by 223.41%).

Consolidated:

The consolidated's net income before corporate income tax for the three-month period ended June 30, 2009 dropped to a loss of Baht 97.98 million from a profit of Baht 121.98 million against the corresponding period last year. The reduction in consolidated's income before corporate income tax of Baht 219.96 million was attributed to the decrease in the Company's net income before corporate income tax of Baht 219.69 million including the decrease in income of subsidiaries

of Baht 1.15 million, decrease in provision for loss on loans to related company by Baht 0.89 million. The corporate income tax of Baht 0.70 million which was provided in the first quarter was reverted due to no corporate income tax payable for this period since it suffered a loss while there was income tax of Baht 35.36 million during the same period last year. As a result, the consolidated's net income after tax for the three-month period ended June 30, 2009 came to a loss of Baht 97.28 million from a profit of Baht 86.63 million against the corresponding period of year 2008 (decreased by 212.29%).

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary

Close Window

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	SHANG
Source	SHANG
Headline	Net profit for the six-month period decreased more than 20%
Date/Time	11 Aug 2009 17:48:31

To : Managing Director
The Stock Exchange of Thailand

Date : August 11, 2009

Re : Clarification for decrease for more than 20% in the net income of Shangri-La Hotel Public Company Limited ("the Company") for the six-month period ended June 30, 2009 when compared to the corresponding period of 2008

The Board of Directors is pleased to announce the Company's results for the six-month period ended June 30, 2009 as follows:-

Net income / (loss) after corporate income tax for the six-month period ended June 30, 2009 and 2008:

(Baht in million)	2009	2008	Change (%)
The Company	(98.17)	223.27	(143.97)
Consolidated	(94.09)	241.09	(139.03)

The Company:

The Company's net income before corporate income tax for the six-month period ended June 30, 2009 dropped to a loss of Baht 98.17 million from a profit of Baht 318.27 million against the corresponding period last year. The decrease in the Company's income before corporate income tax of Baht 416.44 million was attributed to a decrease in profit of Shangri-La Hotel, Bangkok by Baht 413.33 million plus an increase in loss of Shangri-La Hotel, Chiang Mai by Baht 3.11 million. The decrease in Shangri-La Hotel, Bangkok's profit came from the decline in room revenues, food and beverage revenues and other revenues which was mainly affected by hotel renovation on its restaurants, guest rooms and function rooms, the political instability in Thailand and the global financial crisis. Revenues from hotel operations of Shangri-La Hotel, Bangkok decreased by Baht 657.19 million to Baht 443.38 million from Baht 1,100.56 million during the same period last year. Income before expenses decreased by Baht 524.78 million, selling and administrative expenses and depreciation reduced by Baht 111.45 million. As a result, the net income before finance cost and corporate income tax decreased by Baht 413.33 million. Revenues from hotel operations of Shangri-La Hotel, Chiang Mai decreased by Baht 26.82 million to Baht 48.09 million from Baht 74.91 million during the same period last year. Income before expenses decreased by Baht 10.11 million, selling and administrative expenses decreased by Baht 17.99 million whereas depreciation and interest increased by Baht 10.50 million and Baht 0.49 million, respectively. As a result, the loss before corporate income tax increased by Baht 3.11 million. Due to the Company has no corporate income tax for this period since it suffered a loss while there was corporate income tax of Baht 95 million payable during the same period last year, therefore the Company recorded a net loss of Baht 98.17 million for the six-month period ended June 30, 2009 against a net profit of Baht 223.27 million (Baht 318.27 million less Baht 95 million) for the corresponding period last year (decreased 143.97%).

Consolidated:

The consolidated's net income before corporate income tax for the six-month period ended June 30, 2009 dropped to a loss of Baht 93.88 million from a profit of Baht 336.13 million against the corresponding period last year. The reduction in consolidated's income of Baht 430.01 million was attributed to the decrease in Company's net income before corporate income tax of Baht 416.44 million including the decrease in

income of subsidiaries of Baht 2.15 million, allowance for diminution in value of investment in Don Muang Tollway Public Company Limited amounting to Baht 15.76 million which was reversed last year while no transaction in this year plus a decrease in provision for loss on loans to related company by Baht 4.35 million. The corporate income tax hence decreased from Baht 95.04 million to Baht 0.22 million. As a result, the consolidated's net income after tax for the six-month period ended June 30, 2009 came to a loss of Baht 94.09 million from a profit of Baht 241.09 million against the corresponding period of year 2008 (decreased by 139.03%).

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary

Close Window